Securities and Exchange Commission
RECEIVED
MAR 1 1 2010
Branch of Registrations and Examinations

SECURITI[illegible] MISSION
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10029136

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3/15

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progress Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2550
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Humberto Banuelos — (305) 779-9890
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Humberto Banuelos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progress Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Melissa May Xavier
COMMISSION #DD779012
EXPIRES: APR. 14, 2012
WWW.AARONNOTARY.com

(Signature)

CEO

(Title)

(Notary Public)

Progress Investments, LLC

Statement of Financial Condition

December 31, 2009







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Progress Investments, LLC

We have audited the accompanying statement of financial condition of Progress Investments, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Progress Investments, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 23, 2010

PROGRESS INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 6)	$	293,494
CERTIFICATES OF DEPOSIT (NOTE 4)		183,224
DEPOSIT AT BROKER (NOTE 6)		100,000
PROPERTY AND EQUIPMENT, NET (NOTE 3)		10,354
OTHER ASSETS (NOTE 7)		32,127
	$	619,199

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	105,653
Commissions payable		62,118
Total liabilities		167,771
LEASE COMMITMENTS (NOTE 4)		
MEMBER'S EQUITY (NOTE 2)		451,428
	$	619,199

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Progress Investments, LLC, (the "Company") incorporated on September 22, 2005, in the State of Florida, and on June 29, 2006 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission.

The Company is a wholly owned subsidiary of Progress Wealth Management, LLC, (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains or losses, commissions and clearing costs are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Computer equipment	3 years
Office equipment	3 - 5 years
Furniture and fixtures	7 years

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not subject to income taxes since the income or loss is includible in the tax returns of its Parent.

Commencing for 2009, the Company adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Adoption had no effect on the Company's financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year ending December 31, 2010 is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through March 2011.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consisted of the following:

Computer equipment	$	29,957
Office equipment		14,266
Furniture and fixtures		3,654
		47,877
Less: accumulated depreciation		37,523
	$	10,354

NOTE 4. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2012. In lieu of a security deposit on its office facility and tenant improvements, the Company delivered two irrevocable standby letters of credit to the landlord. The irrevocable standby letter of credit for the office facility is collateralized by a certificate of deposit in the amount of $34,552 that matures on July 3, 2010 and is renewable annually throughout the term of the lease. The irrevocable standby letter of credit for the tenant improvements is collateralized by a certificate of deposit in the amount of $67,828 that matures on May 30, 2010 and is renewable annually throughout the term of the lease. The Company is also obligated under an equipment rental lease for an office copier, which expires on April, 30, 2010.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2009 are as follows:

2010	$	116,000
2011		118,000
2012		81,000
	$	315,000

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company's "Net Capital" was $306,016 which exceeded requirements by $294,831, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.55 to 1.

NOTE 6. RISK CONCENTRATIONS

Major Customer

For the year ended December 31, 2009, revenues from one customer accounted for approximately 20% of total revenues.

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2009, cash and cash equivalents of approximately $24,000 and the deposit at broker are held by this brokerage firm.

Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. RELATED PARTY TRANSACTIONS

On January 1, 2009, the Company modified an expense sharing agreement with Progress Advisors, LLC (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to pay certain utilities, equipment, furniture, fixtures, office expenses, salaries and payroll taxes in exchange for a management fee to be paid by the Affiliate to the Company. At December 31, 2009, the management fee receivable from Affiliate amounted to $23,367, which is included in the accompanying statement of financial condition as a component of other assets.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2010, which is the date the accompanying financial statement was issued.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com